April 27, 2005

Via U.S. mail and facsimile
---------------------------

Ms. Patricia Armelin
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0510

         Re:      Response to April 22, 2005 letter on Form 8-K, Item 4.01
         Filed:   April 20, 2005
         File No. 1-08831

Dear Ms. Armelin:

         Set forth below is the response by Fedders Corporation (the "Company") to the comment raised in your letter. For your convenience, we have provided your comment followed by our response in italics.

                              Form 8-K, Item 4.01
                              -------------------

1. We note that Deloitte & Touche LLP ("Deloitte") will not stand for reappointment for the year ending December 31, 2005 or for any of the quarterly reporting periods therein. We further note that Deloitte has not yet completed its audit for the year ended December 31, 2004. Please note that, at such time as the audit is completed and the relationship has actually terminated, an additional Item 4.01 Form 8-K will be required. The Form 8-K should address all of the disclosures required by
       Item 304 of Regulation S-K and an updated letter from the former accountant, filed as Exhibit 16, should be provided along with the filing. An Item 4.01 Form 8-K will be required when you engage a new accountant. Supplementally, confirm to us your intentions in this regard.

       Response:

       The Company hereby confirms its intention to file an additional Item
       4.01 8-K at such time as the audit for the year ended December 31, 2004 is completed, which will address all of the disclosures required by Item 304 of Regulation S-K, and that we will provide an updated letter from our former accountant, filed as Exhibit 16. The Company further confirms its intention to file an Item 4.01 8-K at such time as we engage a new accountant.

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April 27, 2005
Page Two



The Company recognizes that it is responsible for the adequacy and accuracy of the disclosure in their filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



/s/ Kent E. Hansen
Kent E. Hansen
Executive Vice President,
Administration and Secretary
Fedders Corporation